02030692

NO ACT
P.E 12-28-2001
1-08957

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2002

J. Sue Morgan
Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, Washington 98101-3099

Act 1934
Section
Rule 14A-8
Public Availability 3/8/2002

Re: Alaska Air Group, Inc.
Incoming letter dated December 28, 2001

Dear Ms. Morgan:

This is in response to your letter dated December 28, 2001 concerning the shareholder proposal submitted to Alaska Air by John Chevedden. We also have received letters from the proponent dated January 7, 2002 and January 25, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PERKINS COIE LLP
1201 THIRD AVENUE, SUITE 4800 · SEATTLE, WASHINGTON 98101-3099
TELEPHONE: 206 583-8888 · FACSIMILE: 206 583-8500

J. SUE MORGAN
206-583-8447
morgj@perkinscoie.com

December 28, 2001

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by John Chevedden for Inclusion in the Alaska Air Group, Inc. 2002 Proxy Statement

Dear Sir or Madam:

We are counsel to Alaska Air Group, Inc., a Delaware corporation ("Alaska Air" or the "Company"). On November 23, 2001 Alaska Air received a proposed shareholder resolution and supporting statement from John Chevedden (the "Proponent") for inclusion in the proxy statement (the "2002 Proxy Statement") to be distributed to the Company's shareholders in connection with its 2002 Annual Meeting. In response to a Company letter dated November 26, 2001 detailing the Company's concerns with the proposal, the Proponent submitted a revised proposal and supporting statement (together the "Revised Proposal") to the Company on December 11, 2001.

We hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent of the Company's intention to exclude the Revised Proposal from its 2002 Proxy Statement for the reasons set forth below. We request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if Alaska Air excludes the Revised Proposal from its proxy materials.

Further, in accordance with Commission Rule ("Rule") 14a-8(j) under the Securities Exchange Act of 1934, as amended, on behalf of Alaska Air the undersigned hereby files six copies of this letter and the Revised Proposal, which (together with its supporting statement) is attached to this letter as **Exhibit A**. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

The Revised Proposal

The Revised Proposal relates to simple majority voting and states, in relevant part:

Alaska Air shareholders request that our company take the steps necessary to implement a policy of simple- majority vote. This unified policy, which has key elements of the proposal that won 96% support, includes:

- *Application to all issues submitted to shareholder vote to the fullest extent possible.*
- *A policy of the greatest flexibility to implement the spirit and the letter of this topic to the fullest extent possible and as soon as possible.*
- *Any future simple/ super-majority proposal be put to shareholder vote—as a separate ballot item.*
- *Our directors commit to make their best effort to implement this policy within 90-days of the annual meeting, with the resources available to our directors, and then meet this commitment.*
- *Thus our company is to make its best effort to obtain the high number of votes, from all the shares in existence, that the Company for some reason requires to adopt this topic.*

Summary of Bases for Exclusion

We have advised Alaska Air that it may properly exclude the Revised Proposal, or portions thereof, from its 2002 Proxy Statement and form of proxy for the following reasons:

1. The Revised Proposal has been substantially implemented and is therefore excludable under Rule 14a-8(i)(10) because in 2001 the Company's Board of Directors took the "steps necessary" to implement the Revised Proposal by proposing the elimination of supermajority vote requirements in the Company's Certificate of Incorporation; and

2. Portions of the Revised Proposal include statements that are false or misleading and therefore properly excludable under Rules 14a-8(i)(3) and 14a-9.

The reasons for our conclusions in this regard are more particularly described below.

Explanation of Bases for Exclusion

1. The Revised Proposal has been substantially implemented and is therefore excludable under Rule 14a-8(i)(10) because in 2001 the Company's Board of Directors took the "steps necessary" to implement the Revised Proposal by proposing the elimination of supermajority vote requirements in the Company's Certificate of Incorporation.

Rule 14a-8(i)(10) permits the omission of a shareholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule allowing omission of a proposal that was "moot," and reflects the Commission's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it was substantially implemented. *See SEC Release No. 34-30091* (Aug. 16, 1983); *Masco Corp.* (Mar. 29, 1999); *BankAmerica Corp.* (Feb. 10, 1997). Moreover, "a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices, and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991).

Thus, where a company can demonstrate that it has already adopted policies or taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal may be excluded as moot. *See The Gap, Inc.* (Mar. 8, 1996).

The Revised Proposal requests that the Company "take the steps necessary to implement a policy of simple majority vote." Though Proponent does not define what "steps" ought to be taken, it is relatively clear that he refers to amending the Company's Certificate of Incorporation (the "Certificate") and Bylaws. This request is not unlike those made by the Proponent in his 2000 and 2001 proposals. For example, in 2000, the Proponent submitted a proposal requesting that the Company "reinstate simple majority vote on all issues that are submitted to shareholder vote (a recommendation) and [d]elete Alaska Air Group requirements for greater than a majority shareholder vote." Partly in response to the 2000 proposal, the Company's Board of Directors (the "Board") submitted a proposal of its own in 2001 asking the shareholders to approve an amendment to the Company's Certificate which would have deleted the supermajority voting requirements therein. The Company-sponsored proposal would not have amended the Company's Bylaws. *See Alaska Air Group, Inc. 2001 Proxy Statement.* The proposal did not pass by the number of votes required under the Company's Certificate and Delaware law (80% of the outstanding shares). *See Alaska Air Group, Inc. Form 10-Q* (Aug. 2001).

Delaware law requires that the board of directors initiate any change to a Delaware corporation's certificate of incorporation. *See* DGCL § 242(b)(1). Moreover, the Company's Bylaws require the "affirmative vote of a majority of the Board of Directors, subject [only] to the right of the stockholders to amend or repeal Bylaws made or amended by the Board of Directors or to adopt new Bylaws." Thus, in both cases, it is up to the Board to "take the steps necessary" to implement such changes. The Revised Proposal implicitly contemplates changes to the Company's governing instruments. It no doubt also contemplates actions by the Board to bring about such changes. As indicated above, these actions, or "steps," were in fact taken by the Board in 2001 when it initiated and adopted a proposed amendment to the Company's Certificate to eliminate the supermajority voting requirements therein. Despite the Board's efforts, the shareholders did not pass the resolution by the number of votes required to amend the Certificate under Delaware law. Certainly, the Board cannot, nor should it, be expected to guarantee the outcome of a particular vote. Although the Company-sponsored proposal would only have amended the Certificate, the Company's actions last year demonstrated a good faith effort to "take the steps necessary" to implement the Proposal. Accordingly, we have advised the Company that it may properly exclude the Revised Proposal from its 2002 Proxy Statement under Rule 14a-8(i)(10).

2. Portions of the Revised Proposal include statements that are false or misleading and therefore properly excludable under Rules 14a-8(i)(3) and 14a-9.

Proxy Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal from its proxy statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. This includes portions of a proposal that contain false or misleading statements, or inappropriately cast the proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact. *See Micron Technology, Inc.* (Sept. 10, 2001); *DT Indust.* (Aug. 10, 2001); *Sysco Corp.* (Apr. 10, 2001); *AT&T Corp.* (Feb. 28, 2001). The Staff consistently asks the Proponent to revise or delete portions of his proposals under this rule. *See Honeywell Int. Inc.* (Oct. 26, 2001); *APW Ltd.* (Oct. 17, 2001); *Electronic Data Systems Corp.* (Sept. 28, 2001); *Southwest Airlines, Co.* (Mar. 20, 2001); *Alaska Air Group, Inc.* (Mar. 13, 2001).

First, the following statement within the Revised Proposal is properly excludable because it asserts facts in reliance upon purported authorities, without identifying those authorities or providing any documentation for verification.

- [paragraph 5] *"Specifically, at Alaska Air there are a number of current or recent practices that institutional investors, who have a fiduciary duty obligation, believe could be improved such as:"*

The Proponent should specifically identify or provide factual support in the form of a citation to a specific source for the foregoing statement. Otherwise, the statement should be deleted altogether. This request is consistent with the Staff's response to similar statements made by the Proponent in proposals submitted to other companies. *See APW, Ltd. (Oct. 17, 2001); General Motors Corp. (Mar. 29, 2001); Southwest Airlines Co. (Mar. 20, 2001).* In particular, we note that in its 2001 no-action letter the Staff required the Proponent to provide factual support for the same type of statement. *See Alaska Air Group, Inc.* (Mar. 13, 2001).

Second, **the second sentence in paragraph 2 and the first sentence in paragraph 3**, which indicate, respectively, that the Revised Proposal topic *"won 96% support"* and *"won an overwhelming 96% of the yes-no shareholder vote"* at the Company's 2001 annual meeting are misleading in two respects. (A) The Proponent misleadingly implies that it was his 2001 proposal to "reinstate simple majority voting" that received 96% of the votes present and entitled to vote. In fact it was the Company's 2001 proposal to delete supermajority voting requirements in its Certificate that received 96% of the votes present and entitled to vote. The Proponent's own 2001 proposal received only 69% of the votes present and entitled to vote. (B) The statements are also misleading because they imply that the Company's proposal passed. The Company's Certificate and Delaware law requires the affirmative vote of not less than 80% of all shares outstanding. Although the Company-sponsored proposal received 96% of the shares present and entitled to vote at the 2001 annual meeting, this tally translates into only 73% of the Company's total shares outstanding. By blurring the distinction between these two proposals and misleadingly implying that the Company's proposal received the votes required for passage under the Company's Certificate and Delaware law, the preceding statements are misleading and therefore properly excludable. Finally, we note that on prior occasions the Staff has required the Proponent to delete or revise statements mischaracterizing the percentage of votes received by his prior proposals. *See The Boeing Co.* (Feb. 7, 2001); *Alaska Air Group, Inc.* (Mar. 26, 2000)

Third, the **fifth bullet of paragraph 1** is properly excludable because it misleadingly implies that the Company arbitrarily required the affirmative vote of 80% of the Company's shares outstanding to amend its Certificate to delete the supermajority requirement. The Proposal recommends that the Company "make its best efforts to obtain the high number of votes, from all shares in existence, that the [C]ompany *for some reason* requires to adopt this topic." (emphasis added.) The required vote in fact stems from Delaware law.

Section 242(b)(4) of the DGCL, which governs the amendment of a Delaware corporation's certificate of incorporation, expressly provides that:

> Whenever the certificate of incorporation shall require for action by the board of directors, by the holders of any class or series of shares or by the holders of any other securities having voting power the vote of a greater number or proportion than is required by any section of this title [i.e., affirmative vote of

> holders of a majority of outstanding stock], the provision of the certificate of incorporation requiring such greater vote shall not be altered, amended or repealed except by such greater vote.

As described in the Company's 2001 Proxy Statement, Article 10 of the Company's Certificate relates to "special voting" and states that "if the [Company] has a 'controlling stockholder,' the affirmative vote of the holders of not less than 80% of the outstanding shares of voting stock shall be required for [the Company]" to enter into any of the enumerated transactions with the "controlling stockholder." Section 242(b)(4) of the DGCL thus expressly requires a vote of not less than 80% of the outstanding shares required to amend Article 10. It is therefore inaccurate and misleading for the Proponent to imply that the Company arbitrarily and "for some reason requires" the affirmative vote of 80% of the holders of its shares outstanding to amend the Certificate, when it is in fact Delaware law that imposes such a requirement. Accordingly, the statement in bullet five should be revised to reflect that Delaware law is the source of the required vote, or the statement should be deleted altogether.

Fourth, the **Proponent's reference to the McKinsey & Co. survey in paragraph 4** is properly excludable because it is an inaccurate summary of the survey. Proponent states that the survey "shows that institutional investors would pay an 18% premium for good corporate governance." However, the article actually states that "international investors, the survey found, are prepared to pay a markup of more than 20% for shares of companies that demonstrate good corporate governance." Though the article does in fact refer to both institutional and international investors, Proponent's characterization of the survey is misleading, if not false. A copy of the *Wall Street Journal* article is attached as **Exhibit B**.

Fifth, **paragraph 5 of the Revised Proposal is excludable in its entirety** because it is nothing more than a list sub-proposals that are irrelevant to the Revised Proposal topic—simple majority voting.

- [paragraph 5] *"Allow annual election of each director."*
- [paragraph 5] *"Allow a shareholder vote for or against a poison pill."*
- [paragraph 5] *"Allow confidential shareholder voting."*

- [paragraph 5] *"Allow confidential shareholder voting."*
- [paragraph 5] *"Allow cumulative shareholder voting."*
- [paragraph 5] *"Ensure that former employees do not sit on the critical board nomination/ succession committee."*
- [paragraph 5] *"Require directors to invest a significant amount of their own money in our company's stock."*
- [paragraph 5] *"Allow more directors with a fresh perspective. This compares to the practice of 62% of non-employee ALK directors having long-entrenchment – 20 or 30 years each."*

The mention of these practices is misleading because the Proponent has not demonstrated how they relate to a simple majority voting. The Staff has previously concluded that irrelevant information contained in a supporting statement may be deemed misleading and omitted under Rules 14a-8(i)(3) and 14a-9. *See Freeport-McMoRan Copper & Gold Inc., (Feb. 22, 1999); Knight-Ridder, Inc., (Dec. 28, 1995); CIGNA Corp. (Feb. 16, 1998).* Moreover, in 2001the Staff required the Proponent to delete a list of similar statements from his 2001 proposal to the Company. *See Alaska Air Group, Inc.* (Mar. 13, 2001).

Sixth, the **Proponent's statement in paragraph 6:** *"In the interest of our management meeting its commitment to shareholders, vote yes:"* is properly excludable because it impugns the Board's integrity, without factual support, by implying that the Board has not kept its commitments to shareholders. Note (b) of Rule 14a-9 defines misleading to include "material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." *See also SI Handling Systems, Inc. (May 5, 2000); Philip Morris Companies Inc. (Feb. 7, 1991); Detroit Edison Co. (Mar. 4, 1983).*

Seventh, the **Proponent's description of the Revised Proposal in paragraph 2** as a *"unified policy"* is excludable because the term "unified" is vague and indefinite.

* * * * *

For the foregoing reasons, we believe that the Revised Proposal may be omitted from the 2002 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal or portions thereof are excluded.

Alaska Air anticipates that its 2002 Proxy Statement will be finalized for printing on or about April 3, 2002. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 583-8447.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

J. Sue Morgan

JSM:rh
Enclosure
cc: John Chevedden
Shannon Alberts, Alaska Air Group, Inc.

EXHIBIT A

To: Shannon Alberts
In response to company request
Broker verification included
Welcome the opportunity to resolve issues informally
December 11, 2001

---

3 – IMPLEMENT SIMPLE-MAJORITY VOTE

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This enhances clarity for shareholders.]

This topic won 96% of the yes-no shareholder vote in 2001

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, California 90278, submits this proposal.

Resolved:

IMPLEMENT SIMPLE-MAJORITY VOTE

Alaska Air shareholders request that our company take the steps necessary to implement a policy of simple-majority vote. This unified policy, which has key elements of the proposal that won 96% support, includes:

- Application to all issues submitted to shareholder vote to the fullest extent possible.
- A policy of the greatest flexibility to implement the spirit and the letter of this topic to the fullest extent possible and as soon as possible.
- Any future simple/super-majority proposal be put to shareholder vote – as a separate ballot item.
- Our directors commit to make their best effort to implement this policy within 90-days of the annual meeting, with the resources available to our directors, and then meet this commitment.
- Thus our company is to make its best effort to obtain the high number of votes, from all the shares in existence, that the company for some reason requires to adopt this topic.

An overwhelming 96% of the yes-no shareholder vote

This topic won an overwhelming 96% of the yes-no shareholder vote at Alaska Air in 2001. However, company rules for some reason require an 80%-yes vote from all shares in existence. The 2001 shareholder vote turn-out was 75%. I believe the directors can make a better effort to win a higher vote turn-out.

A premium for a good governance profile

A survey by McKinsey & Co. shows that institutional investors are prepared to pay an 18% premium for good corporate governance.
Wall Street Journal June 19, 2000

A start to improve the governance profile of our company

I believe that conventional wisdom holds that when many items can be improved – that starting with at least one improvement should receive increased attention. Specifically, at Alaska Air there are a number of current or recent practices that institutional investors, who have a fiduciary duty obligation, believe could be improved such as:

- Allow annual election of each director.
- Allow a shareholder vote for or against a poison pill.
- Allow confidential shareholder voting.

- Allow cumulative shareholder voting.
- Ensure that former employees do not sit on the critical board nomination/succession committee.
- Allow a simple-majority vote to approve a merger.
- Remove limits on the shareholder right to amend our company's charter or bylaws.
- Require directors to invest a significant amount of their own money in our company's stock.
- Allow more directors with a fresh perspective. This compares to the practice of 62% of non-employee ALK directors having long-entrenchment – 20 or 30 years each.

In the interest of our management meeting its commitment to shareholders, vote yes:

IMPLEMENT SIMPLE-MAJORITY VOTE
This topic won 96% of the yes-no shareholder vote in 2001
YES ON 3

Text above the first horizontal line and below the second horizontal line not submitted for proxy publication.

Brackets "[ ]" enclose above text not submitted for proxy publication.

The company is requested to use the shareholder-friendly and established practice of including the name of the proponent of each shareholder proposal.

Thus each item on the ballot will have the equal credibility of having an "unconcealed" sponsor.

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis intended.

EXHIBIT B

6/19/00 Wall St. J. B6

2000-WL-WSJ 3033371

The Wall Street Journal

Monday, June 19, 2000

Good Corporate Governance Will Spur Investor Premiums, According to Survey
By Sara Webb
Staff Reporter of The Wall Street Journal

A new survey by international management consultancy McKinsey & Co. shows that institutional investors are prepared to pay a premium for good corporate governance.

International investors, the survey found, are prepared to pay a markup of more than 20% for shares of companies that demonstrate good corporate governance. In such companies, a majority of directors come from outside the company, have no ties to management and get most of their pay in the form of stock or options. They are likely to have a formal evaluation process for their directors and to be responsive to investor requests for information on governance issues.

The report, which is due to be released today and which was done in co- operation with the World Bank and Institutional Investor's regional institutes, was based on surveys of over 200 institutional investors in the U.S., Europe, Asia and Latin America. These investors have some $3.25 trillion in assets under management, and about 40% of respondents are based in the U.S.

The survey found that three-quarters of investors consider board practices to be at least as important to them as financial performance when they are evaluating companies for investment. And over 80% of investors say they would pay more for the shares of a well-governed company than for those of a poorly governed company with comparable performance.

The size of that premium varies from country to country: it is as high as 27.1% in Indonesia, 25.7% in Thailand, 24.2% in South Korea, and 20.2% in both Japan and Taiwan. Outside Asia, well-governed companies in countries such as Venezuela and Colombia would attract premiums of 27.6% and 27.2%, respectively, while the premium is as low as 18.3% in the U.S. and 17.9% in the United Kingdom.

McKinsey says that "the size of the premium that institutional investors say they are willing to pay for good governance seems to reflect the extent to which they believe there is room for improvement . . . in Asia and Latin America, still higher premiums reflect the need for more fundamental disclosure of information, and stronger shareholder rights."

The report concludes that "companies and policy makers should take heed. If companies could capture but a small proportion of the governance premium that is apparently available, they would create significant shareholder value." Moreover, McKinsey warns that those companies that fail to reform will find themselves at a competitive disadvantage when it comes to attracting capital to finance growth; "High governance standards will prove essential to attracting and retaining investors in globalized capital markets, while failure to reform is likely to hinder those companies with global ambitions."

The findings ought to make plenty of company owners, managers and directors in Asia sit up and think, analysts say. The Asian financial crisis has already helped to put a spotlight on the need for better disclosure of information and for better corporate governance practices, but there is still plenty of room for improvement, and it is rare that shareholder activists succeed in forcing
changes at some of Asia's family-owned companies.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

RECEIVED
02 JAN -9 PM 3:15
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

FX: 202/942-9525
6 Copies
7th copy for date-stamp return
Via UPS Letter

January 7, 2002

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Alaska Air Group, Inc. (ALK)
Preliminary Shareholder Response to Company No Action Request
Established Corporate Governance Proposal Topics

Ladies and Gentlemen:

In respectful response to the company No Action Request that the company had no obligation to submit. It is believed that the company has the burden of proof according to rule 14a-8.

1) (Fallacy) Company failure is an asset:
A failed company attempt, to implement a proposal topic, qualifies as "fully effected" under rule 14a-8 interpretation.
2) (Fallacy) Company self-laudatory "good faith" should only apply in 2001 – and not to be repeated in 2002:
The company does not explain why, under its "good faith" claim, it apparently does not intend to submit any form of this proposal topic to shareholders for a vote in 2002 as it did in 2001.
3) In 2001 shareholders approved 2 proposals related to this topic. This exceeded the one proposal approved related to this topic in 2000.
4) (Fallacy) There is only one way to conform to Delaware law:
The company seems to be missing a company claim that a company rule, that purportedly "stems" from "Delaware law," is not conclusive proof that Delaware law mandates that company use one immutable format.
5) In other words there may be more than one way to be consistent with Delaware law.
6) In other words there may be more than one way to be consistent with Delaware law and the text of this proposal topic.
7) False equation:
"For some reason" does not necessarily equate to "arbitrary."
8) "For some reason" can include that the company has not made it clear to its investors its primary reason for a company rule or practice.
9) (Fallacy) The past determines the future:
If management met its commitment to investors in the past, it is <u>not</u> conclusive that management will meet its commitment in the future.
10) Missing link:

The company seems to be lacking a claim that during the tenure of its current directors, there was never a judgement or a monetary settlement of a lawsuit regarding the performance of the board and/or the board meeting its fiduciary duty.

11) (Fallacy) Investor concern for future performance impugns the directors:

An expressed shareholder interest, in management meeting its commitment to investors in the future, does not "impugn" a past reputation.

The opportunity to submit additional supporting material beyond this preliminary submission is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.

The opportunity to submit additional shareholder supporting material is requested.

Sincerely,

John Chevedden

cc: ALK

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

6 Copies
7th copy for date-stamp return

January 25, 2002
Via UPS Air

RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE
02 JAN 29 PM 6:58

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Alaska Air Group, Inc. (ALK)
Shareholder Response to Company No Action Request
Established Corporate Governance Proposal Topics

Ladies and Gentlemen:

This is respectfully submitted in response to the Alaska Air (ALK) no action request. It is believed that ALK must meet the burden of proof under rule 14a-8.

The following points may be weaknesses in the company attempt to meet its burden of proof. This includes the burden of production of evidence.

The text immediately below numbered 3) through 8) is added to the text of the January 7, 2001 letter.

3) [3 corresponds to the page number in the company no action request]
The company does not cite a no action precedent where total failure was viewed as substantially implemented.
3) The company does not cite any part of the proposal topic that has been implemented.

4) Under the company definition, if the board adopted the proposal and did not submit it to shareholder vote, it could have met the substantially implemented company definition.
4) The company does not address why the board could not thus reason that under this scenario, in its best business judgement the shareholders would not muster the 80% vote. Thus it would be in the best interest of the company to avoid the expense of a shareholder vote.
4) The company explicitly states the limited impact of what the board did do:
"The Company-sponsored proposal would only [only!] have amended the Certificate ...."

5) The company does not cite a fact, logic or opinion to challenge text that the company admits differs from earlier text that was challenged.

6) Not specifically relevant to this particular proposal:
The analogies in Boeing and Alaska Air involve different types of statements on percentage of votes.

7) The company confuses U.S. institutional investors with international institutional investors in its non-substantive 18% vs. 20% claim.

8) A similar list was addressed and not viewed excludable in Caterpillar Inc. (Jan. 10, 2002). There may be the same distinction in both Caterpillar 2002 and in Alaska Air 2002 to show a material diffference to the Alaska Air 2001 proposal text.

The text immediately below is an update of the text of the January 7, 2001 letter.

1) Fallacy: Company failure is an asset.
A failed company attempt, to implement a proposal topic, purportedly qualifies as "fully effected" under rule 14a-8 interpretation.

2) Fallacy: Company self-laudatory "good faith" should only apply in 2001 – and not to be repeated in 2002:
The company does not explain why, under its "good faith" claim, it apparently does not intend to submit any form of this proposal topic to shareholders for a vote in 2002 as it did in 2001.
3) In 2001 shareholders approved 2 proposals related to this topic. This exceeded the one proposal approved related to this topic in 2000.
4) Company Fallacy: There is only one way to conform to Delaware law:
The company seems to be missing a claim that a company rule, that is characterized as stemming from Delaware law, makes it conclusive that Delaware law mandates that the company must use only the one method chosen by the company to comply.
5) In other words there may correctly be more than one way to be consistent with Delaware law not addressed by the company.
6) In other words there may be more than one way to be consistent with Delaware law and the text of this proposal topic.
7) False equation:
"For some reason" does not necessarily equate to "arbitrary."
8) "For some reason" can include that the company has not made it clear to its investors its primary reason for a company rule or practice.
9) Fallacious Premise: The past determines the future. For instance if management met its commitment to investors in the past, it is not conclusive or guaranteed that management will meet its commitment in the future.
10) Missing link:
The company seems to be lacking a claim that during the tenure of its current directors, there had never been a judgement or a monetary settlement regarding the performance of the board and/or the board meeting its fiduciary duty.
11) Fallacy: Investor concern for future performance impugns the directors:
An expressed shareholder interest, in management meeting its commitment to investors in the future, does not "impugn" a past reputation.

In summary, there now appear to be 20 issues with the company and its burden of proof.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material – counting from the date of investor party receipt.
The opportunity to submit additional shareholder supporting material is requested.

Sincerely,

John Chevedden

cc: ALK

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 8, 2002

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Alaska Air Group, Inc.
Incoming letter dated December 28, 2001

The proposal requests that the board of directors take the necessary steps to implement a policy of simple-majority voting.

We are unable to concur in your view that Alaska Air may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the proposal and supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- provide factual support for the sentence that begins "Specifically, at Alaska Air . . ." and ends ". . . improved as such" by specifically identifying the institutional investors, or the discussion that begins "Specifically, at Alaska Air . . ." and ends ". . . 30 years each" must be deleted;

- revise the sentence that begins "This unified policy . . ." and ends ". . . support, includes" to indicate that the proposal referenced was that of Alaska Air's, or the entire proposal may be deleted;

- delete the phrase "that the company for some reason requires to adopt this topic";

- delete the discussion that begins "Allow annual . . ." and ends ". . . succession committee";

- delete the discussion that begins "Require directors to invest . . ." and ends ". . . shareholders, vote yes"; and

- delete the term "unified" in the phrase "This unified policy."

Accordingly, unless the proponent provides Alaska Air with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Alaska Air omits only the portions of the proposal and supporting statement noted above from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Alaska Air may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Alaska Air may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Jonathan Ingram
Special Counsel